FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

02 September 2008

File no. 0-17630

Holding(s) in Company

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Holding(s) in Company

The following was received on 2nd September 2008 by CRH plc from Bank of Ireland Asset Management Limited.

Date:     2nd September 2008

Contact

Angela Malone
Company Secretary
Tel: 00 3531 6344340

Notification of Transactions in Shares of Public Limited Companies
-------------------------------------------------------------------------------------------------------

Dear Company Secretary,

I refer to Chapter 2 of Part IV of the Companies Act 1990 which requires disclosure, by a person who acquires an interest in 5% or more of the Issued Share Capital of a public limited company, to that company of the holding. Subsequent transactions which change the percentage holding by a whole number must also be notified.

Name of Stock	CRH plc
Reason for disclosure	Decrease in holding from 4% to 3%
Issued Share Capital	533,197,933 units
BIAM Ltd Holding*	21,272,914 units / 3.99% of ISC

* Please be advised that these shares are registered in Nominee Company names detailed below, this is on behalf of a range clients who are the beneficial owners of these shares.

BoI Nominees Ltd	19,356,579 units
Mellon Nominees Ltd	1,197,766 units
ROY Nominees Ltd	299,238 units
Nortrust Nominees Ltd	249,264 units
BNY Custodial Nominees Ltd	154,183 units
Vidacos Nominees Ltd (FGN)	15,884 units

If you have any queries please do not hesitate to contact me.

____________________________
Penny Marrow
Compliance Manager
Bank of Ireland Asset Management

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  02 September 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director